Exhibit 11.2

XPENG INC.

(THE “COMPANY”)

AMENDED AND RESTATED STATEMENT OF POLICIES

GOVERNING MATERIAL, NON-PUBLIC INFORMATION AND

THE PREVENTION OF INSIDER TRADING

Adopted by the Board of Directors of the Company on June 19, 2021

The Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading, initially adopted by the Board of Directors of the Company on August 20, 2020, has been replaced in its entirety by this Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading (this “Statement”) of the Company, effective as of July 7, 2021.

This Statement consists of three sections: Section I provides an overview and basic principles; Section II sets forth the Company’s Code governing securities transactions by directors (the “Code”); Section III sets forth the Company’s policies prohibiting insider trading; and Section IV explains insider trading.

I. SUMMARY AND BASIC PRINCIPLES

The Company’s ADSs representing the Ordinary Shares are currently trading on the NYSE and the Company’s Class A Ordinary Shares are currently trading on the HKSE. “Insider trading” occurs when you purchase or sell securities while in possession of inside information relating to such securities.

This Policy sets a required standard against which directors must measure their conduct regarding transactions in securities of the Company. A director must seek to ensure that all dealings in which he is or is deemed to be interested be conducted in accordance with this Policy.

Preventing insider trading is necessary to comply with the United States federal securities law, Hong Kong securities law and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and any other applicable laws and regulations, and to preserve the reputation and integrity of the Company as well as that of all persons affiliated with it.

Directors wishing to deal in any securities in the Company must first have regard to the provisions of Parts XIII and XIV of the Hong Kong Securities and Futures Ordinance with respect to insider dealing and market misconduct. However, there are occasions where directors should not be free to deal in the Company’s securities even though the statutory requirements will not be contravened.

The single most important thrust of this Statement is that directors who are aware of or privy to any negotiations or agreements related to intended acquisitions or disposals which are notifiable transactions under Chapter 14 of the Hong Kong Listing Rules or connected transactions under Chapter 14A of the Hong Kong Listing Rules or any inside information must refrain from dealing in the issuer’s securities as soon as they become aware of them or privy to them until the information has been announced. Directors who are privy to relevant negotiations or agreements or any inside information should caution those directors who are not so privy that there may be inside information and that they must not deal in the issuer’s securities for a similar period.

In addition, a director must not make any unauthorised disclosure of confidential information, whether to co-trustees or to any other person (even those to whom he owes a fiduciary duty) or make any use of such information for the advantage of himself or others.

The Company considers strict compliance with the Code and the policies (the “Policy”) set forth in this Statement to be a matter of utmost importance. Violation of this Policy could cause extreme embarrassment and possible legal liability to you and the Company. Knowing or willful violations of this Statement or its spirit will be grounds for immediate dismissal from the Company.

Directors are required to comply with both sections II and III of this Statement. A breach of section II of this Statement by any director will be regarded as a breach of the Hong Kong Listing Rules. A breach of section III by any director will not be regarded as a breach of the Hong Kong Listing Rules.

Violation of the Policy might expose the violator to severe criminal penalties and civil liabilities. The monetary damages flowing from a violation could be three times the profit realized by the violator, as well as the attorney’s fees of the persons injured.

Section II of this Statement applies to Directors only, and Section III of this Statement applies to all officers, directors, employees and advisors (e.g., accountants, attorneys, investment bankers and consultants) of the Company and its subsidiaries or any consolidated entities or any other person or entity (a) over which an individual mentioned above exercises influence or control of its investment decisions, or (b) which effects a transaction in the Company’s securities, which securities are in fact beneficially owned by any of the individuals mentioned above (“Insider(s)”). Every Insider must review this Statement, and execute and return the Certificate of Compliance attached hereto to the Compliance Officer within seven (7) days after you receive this Statement.

Questions regarding the Statement should be directed to the Compliance Officer.

II. CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

Interpretation

1.	For the purpose of this section II,

a.

“dealing” includes, subject to paragraph (d) below, any acquisition, disposal or transfer of, or offer to acquire, dispose of or transfer, or creation of pledge, charge or any other security interest in, any securities of the Company or any entity whose assets solely or substantially comprise securities of the Company, and the grant, acceptance, acquisition, disposal, transfer, exercise or discharge of any option (whether call, put or both) or other right or obligation, present or future, conditional or unconditional, to acquire, dispose of or transfer securities, or any interest in securities, of the Company or any such entity, in each case whether or not for consideration and any agreements to do any of the foregoing, and “deal” shall be construed accordingly;

b.	“beneficiary” includes any discretionary object of a discretionary trust (where the director is aware of the arrangement) and any beneficiary of a non-discretionary trust;

c.

“securities” means listed securities and any unlisted securities that are convertible or exchangeable into listed securities and structured products (including derivative warrants), such as those described in Chapter 15A of the Hong Kong Listing Rules, issued in respect of the listed securities of a listed issuer;

d.	notwithstanding the definition of “dealing” in paragraph (a) above, the following dealings are not subject to the provisions of this Code:

i.

taking up of entitlements under a rights issue, bonus issue, capitalisation issue or other offer made by the Company to holders of its securities (including an offer of shares in lieu of a cash dividend) but, for the avoidance of doubt, applying for excess shares in a rights issue or applying for shares in excess of an assured allotment in an open offer is a “dealing”;

ii.	allowing entitlements to lapse under a rights issue or other offer made by the Company to holders of its securities (including an offer of shares in lieu of a cash dividend);

iii.

undertakings to accept, or the acceptance of, a general offer for shares in the Company made to shareholders other than those that are concert parties (as defined under the Hong Kong Code on Takeovers and Mergers) of the offeror;

iv.

exercise of share options or warrants or acceptance of an offer for shares pursuant to an agreement entered into with a listed issuer before a period during which dealing is prohibited under this code at the pre-determined exercise price, being a fixed monetary amount determined at the time of grant of the share option or warrant or acceptance of an offer for shares;

v.

an acquisition of qualification shares where, under the Company’s constitutional documents, the final date for acquiring such shares falls within a period when dealing is prohibited under this code and such shares cannot be acquired at another time;

vi.	dealing where the beneficial interest or interests in the relevant security of the Company do not change;

vii.

dealing where a shareholder places out his existing shares in a “top-up” placing where the number of new shares subscribed by him pursuant to an irrevocable, binding obligation equals the number of existing shares placed out and the subscription price (after expenses) is the same as the price at which the existing shares were placed out; and

viii.	dealing where the beneficial ownership is transferred from another party by operation of law.

2.

For the purpose of this Code, the grant to a director of an option to subscribe or purchase his company’s securities shall be regarded as a dealing by him, if the price at which such option may be exercised is fixed at the time of such grant. If, however, an option is granted to a director on terms whereby the price at which such option may be exercised is to be fixed at the time of exercise, the dealing is to be regarded as taking place at the time of exercise.

Rules

A. Absolute Prohibitions

1.

A director must not deal in any of the securities of the issuer at any time when he possesses inside information in relation to those securities, or where clearance to deal is not otherwise conferred upon him under rule B.8 of this Code in Section II of this Statement.

2.	A director must not deal in the securities of an issuer when by virtue of his position as a director of another issuer, he possesses inside information in relation to those securities.

3.	(a) A director must not deal in any securities of the Company on any day on which its financial results are published and:

i.

during the period of 60 days immediately preceding the publication date of the annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results; and

ii.

during the period of 30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results, unless the circumstances are exceptional, for example, where a pressing financial commitment has to be met as described in section C below. In any event, the director must comply with the procedure in rules B.8 and B.9 of this Code.

(b) The Company must notify the Exchange in advance of the commencement of each period during which directors are not allowed to deal under rule A.3(a).

Note: Directors should note that the period during which they are not allowed to deal under rule A.3 will cover any period of delay in the publication of a results announcement.

4.

Where a director is a sole trustee, the provisions of this Code will apply to all dealings of the trust as if he were dealing on his own account (unless the director is a bare trustee and neither he nor any of his close associates is a beneficiary of the trust, in which case the provisions of this code will not apply).

5.

Where a director deals in the securities of a listed issuer in his capacity as a co-trustee and he has not participated in or influenced the decision to deal in the securities and is not, and none of his close associates is, a beneficiary of the trust, dealings by the trust will not be regarded as his dealings.

6.

The restrictions on dealings by a director contained in this Code will be regarded as equally applicable to any dealings by the director’s spouse or by or on behalf of any minor child (natural or adopted) and any other dealings in which for the purposes of Part XV of the Hong Kong Securities and Futures Ordinance he is or is to be treated as interested. It is the duty of the director, therefore, to seek to avoid any such dealing at a time when he himself is not free to deal.

7.

When a director places investment funds comprising securities of the Company under professional management, discretionary or otherwise, the managers must nonetheless be made subject to the same restrictions and procedures as the director himself in respect of any proposed dealings in the Company’s securities.

B. Notification

8.

A director must not deal in any securities of the Company without first notifying in writing the chairman or a director (otherwise than himself) designated by the board for the specific purpose and receiving a dated written acknowledgement. In his own case, the chairman must first notify the board at a board meeting, or alternatively notify a director (otherwise than himself) designated by the board for the purpose and receive a dated written acknowledgement before any dealing. The designated director must not deal in any securities of the issuer without first notifying the chairman and receiving a dated written acknowledgement. In each case,

a.	a response to a request for clearance to deal must be given to the relevant director within five business days of the request being made; and

b.	the clearance to deal in accordance with (a) above must be valid for no longer than five business days of clearance being received.

Note: For the avoidance of doubt, the restriction under A.1 of this Code applies if inside information develops following the grant of clearance.

9.

The procedure established within the Company must, as a minimum, provide for there to be a written record maintained by the Company that the appropriate notification was given and acknowledged pursuant to rule B.8 of this Code, and for the director concerned to have received written confirmation to that effect.

10.

Any director of the Company who acts as trustee of a trust must ensure that his co-trustees are aware of the identity of any company of which he is a director so as to enable them to anticipate possible difficulties. A director having funds under management must likewise advise the investment manager.

11.

Any director who is a beneficiary, but not a trustee, of a trust which deals in securities of the Company must endeavour to ensure that the trustees notify him after they have dealt in such securities on behalf of the trust, in order that he in turn may notify the Company. For this purpose, he must ensure that the trustees are aware of the listed issuers of which he is a director.

12.	The register maintained in accordance with Section 352 of the Hong Kong Securities and Futures Ordinance should be made available for inspection at every meeting of the board.

13.

The directors of a company must as a board and individually endeavour to ensure that any employee of the Company or director or employee of a subsidiary company who, because of his office or employment in the company or a subsidiary, is likely to possess inside information in relation to the securities of any issuer does not deal in those securities when he would be prohibited from dealing by this code if he were a director.

C. Exceptional Circumstances

14.

If a director proposes to sell or otherwise dispose of securities of the Company under exceptional circumstances where the sale or disposal is otherwise prohibited under this code, the director must, in addition to complying with the other provisions of this Code, comply with the provisions of rule B.8 of this Code regarding prior written notice and acknowledgement. The director must satisfy the chairman or the designated director that the circumstances are exceptional and the proposed sale or disposal is the only reasonable course of action available to the director before the director can sell or dispose of the securities. The Company shall give written notice of such sale or disposal to the Exchange as soon as practicable stating why it considered the circumstances to be exceptional. The Company shall publish an announcement in accordance with rule 2.07C of the Hong Kong Listing Rules immediately after any such sale or disposal and state that the chairman or the designated director is satisfied that there were exceptional circumstances for such sale or disposal of securities by the director. An example of the type of circumstances which may be considered exceptional for such purposes would be a pressing financial commitment on the part of the director that cannot otherwise be satisfied.

D. Disclosure

15.

In relation to securities transactions by directors, the Company shall disclose in its interim reports (and summary interim reports, if any) and the Corporate Governance Report contained in its annual reports (and summary financial reports, if any):

a.

whether the Company has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (Appendix 10 of the Hong Kong Listing Rules) (the “Model Code”);

b.

having made specific enquiry of all directors, whether its directors have complied with, or whether there has been any non-compliance with, the required standard set out in the Model Code and its code of conduct regarding securities transactions by directors; and

c.

in the event of any non-compliance with the required standard set out in the Model Code, details of such non-compliance and an explanation of the remedial steps taken by the Company to address such non-compliance.

III. POLICIES PROHIBITING INSIDER TRADING FOR NON-DIRECTORS

For purposes of this Section III, while the terms “purchase” and “sell” of securities exclude the acceptance of options granted by the Company thereof and the exercise of options that does not involve the sale of securities, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth below.

A. No Trading with Material Insider Information–No Insider shall purchase or sell any securities of the Company while in possession of material, non-public information relating to the Company, its ADSs or other securities (the “Material Insider Information”) or during certain periods.

If you possess Material Insider Information, you must wait for the later of (i) twenty four (24) hours after public disclosure of the Material Insider Information by the Company, or (ii) one full Trading Day on the NYSE following such public disclosure before trading the Company’s ADSs or other securities. The term “Trading Day” is defined as a day on which the NYSE is open for trading. NYSE’s regular trading hours are from 9:30 a.m. to 4:00 p.m., New York City time, Monday through Friday.

In addition, no Insider shall purchase or sell any securities of the Company, regardless of whether such Insider possesses any Material Insider Information, (1) during any period commencing on the 25th day of the last month of each fiscal quarter and ending at the close of trading on the first Trading Day following the date upon which the Company’s earnings statement for that fiscal quarter is released to the public; or (2) without the prior clearance by the Compliance Officer, during any period designated as a “limited trading period.” The Compliance Officer may declare limited trading periods at the times that he deems appropriate, and need not provide any reason for making a declaration.

Furthermore, beginning on December 25th of each fiscal year, no Insider shall purchase or sell any security of the Company until the close of trading on the first Trading Day following the date of the Company’s release of its financial results for the fiscal year ended on December 31 of the prior year.

Please see Section III below for an explanation of the Material Insider Information.

B. No Trading Outside of the Trading Window for Directors, Officers and Key Employees– Assuming none of the “no trading” restrictions set forth in Section

II-A above applies, officers, directors and key employees designated by the Company may only purchase or sell any securities of the Company during the “Trading Window.” Generally, there will be four Trading Windows per year, each commencing with the close of trading on the first Trading Day following the date upon which the Company’s financial results for the prior fiscal quarter is released to the public and closing on the 25th day of the last month of each fiscal quarter.

Furthermore, all transactions in the Company’s securities (including without limitation, acquisitions and dispositions of the ADSs and the sale of Ordinary Shares issued upon exercise of stock options, but excluding the acceptance of options granted by the Company and the exercise of options that does not involve the sale of securities) by officers, directors and key employees designated by the Company from time to time must be pre-approved by the Compliance Officer.

If the Company’s earnings statement for a fiscal quarter or fiscal year is released on a Trading Day more than four hours before the NYSE closes, then such date of disclosure shall be considered the first Trading Day following such public disclosure.

Please note that trading in Company securities during the Trading Window is not a “safe harbor,” and all Insiders should strictly comply with all other policies set forth in this Statement.

When in doubt, do not trade! Check with the Compliance Officer first.

C. No Tipping - No Insider shall directly or indirectly disclose any Material Insider Information to anyone who trades in securities (so-called “tipping”).

D. Confidentiality - No Insider shall communicate any Material Insider Information to anyone outside the Company under any circumstances unless approved by the Compliance Officer in advance, or to anyone within the Company other than on a need-to-know basis.

E. No Comment - No Insider shall discuss any internal matters or developments of the Company with anyone outside of the Company, except as required in the performance of regular corporate duties. Unless you are expressly authorized to the contrary, if you receive any inquiries about the Company or its securities by the financial press, investment analysts or others, or any requests for comments or interviews, you should decline to comment and direct the inquiry or request to the Compliance Officer.

F. Corrective Action - If any potentially Material Insider Information is inadvertently disclosed, any Insider should notify the Compliance Officer immediately so that the Company can determine whether or not corrective action, such as general disclosure to the public, is warranted.

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IV. EXPLANATION OF INSIDER TRADING

For the purpose of Section III, “insider trading” refers to the purchase or sale of securities while in possession of “material” and “non-public” information relating to such securities. “Securities” include not only stocks, bonds, notes and debentures, but also options, warrants and similar instruments. “Purchase” and “sale” are defined broadly under the United States federal securities law. “Purchase” includes not only the actual purchase of securities, but any contract to (i) purchase or otherwise acquire securities or (ii) borrow securities. “Sale” includes not only the actual sale of securities, but any contract to (i) sell or otherwise dispose of securities or (ii) pledge securities. These definitions extend to a broad range of transactions including conventional cash-for-stock transactions, the grant and exercise of stock options and acquisitions and exercises of warrants or puts, calls or other options related to the securities. It is generally understood that insider trading includes the following:

•	Trading by Insiders while in possession of Material Insider Information;

•

Trading by persons other than Insiders while in possession of Material Insider Information where the information either was given in breach of an Insider’s fiduciary duty to keep it confidential or was misappropriated; or

•	Communicating or tipping Material Insider Information to others, including recommending the purchase or sale of the securities while in possession of such information.

As noted above, for purposes of section III of this Statement, the terms “purchase” and “sell” of securities exclude the acceptance of options granted by the issuer thereof and the exercise of options that does not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth in this Statement.

What Facts are Material?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if it could reasonably be expected to affect the decision of a reasonable investor to buy, sell or hold the Company’s securities or where the fact is likely to have a significant effect on the market price of the Company’s securities. Material Insider Information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of securities, debt or equity.

Examples of Material Insider Information include (but are not limited to) information concerning:

•	dividends;

•	corporate earnings or earnings forecasts;

•	changes in financial condition or asset value;

•	negotiations for the mergers or acquisitions or dispositions of significant subsidiaries or assets;

•	significant new contracts or the loss of a significant contract;

•	significant new products or services;

•	significant marketing plans or changes in such plans;

•	capital investment plans or changes in such plans;

•	material litigation, administrative action or governmental investigations or inquiries about the Company or any of its affiliated companies, officers or directors;

•	significant borrowings or financings;

•	defaults on borrowings;

•	new equity or debt offerings;

•	significant personnel changes;

•	changes in accounting methods and write-offs; and

•	any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.

A good general rule of thumb: when in doubt, do not trade. One convenient rule of thumb in making this determination is to ask yourself, “Would the person on the other side of this transaction still want to complete the trade at this price if he or she knew what I know about the Company?” If the answer is “no,” you probably possess Material Insider Information.

What is Non-public?

Information is “non-public” if it has not been disclosed in a manner that allows it to be widely disseminated. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors and confirmed by a reasonably reliable source. Wide dissemination generally occurs through a press release or in the Company’s filing with the United States Security and Exchange Commission (the “SEC”) or the Stock Exchange of Hong Kong (the “HKEx”), or through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Bloomberg, Associated Press, or United Press International. Reasonable confirmation generally includes confirmation by officers, directors and key employees who have been authorized by the Company to speak on its behalf. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. Generally, one should allow approximately twenty four (24) hours following publication as a reasonable waiting period before such information is deemed to be public.

Who is an Insider?

Insiders include all officers, directors, employees and advisors (e.g. accountants, attorneys, investment bankers and consultants) of the Company and its subsidiaries or consolidated entities or any other person or entity (a) over which an individual mentioned above exercises influence or control of its investment decisions, or (b) which effects a transaction in the Company’s securities, which securities are in fact beneficially owned by any of the individuals mentioned above. Insiders have independent fiduciary duties to their company and its stockholders not to trade on Material Insider Information. In addition, family members and friends of Insiders may also fall under the definition of Insiders of the Company.

It should be noted that trading by an Insider’s family members can be the responsibility of such Insider under certain circumstances and could give rise to legal and Company-imposed sanctions.

Trading by Persons Other than Insiders

Insiders are also prohibited from disclosing Material Insider Information, or making a recommendation or expressing an opinion regarding the Company’s securities based on such information, to others who might use the information to trade in the Company’s securities. Both the Insider who communicated the Material Insider Information and the person who receives and uses such information (the “Tippee”) may be liable under the United States federal securities law.

Persons other than Insiders also can be liable for insider trading, including Tippees who trade on Material Insider Information tipped to them or individuals who trade on Material Insider Information which has been misappropriated. Tippees inherit an Insider’s duties and are liable for trading on Material Insider Information illegally tipped to them by an Insider. Similarly, just as Insiders are liable for the insider trading of their Tippees, so are Tippees who pass the information along to others who trade. In other words, a Tippee’s liability for insider trading is no different from that of an Insider. Tippees can obtain Material Insider Information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

Penalties for Engaging in Insider Trading

Penalties for trading on or tipping Material Insider Information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and their employers. The SEC and the United States Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority. Enforcement remedies available to the government or private plaintiffs under the United States federal securities law include:

•	SEC administrative sanctions;

•	securities industry self-regulatory organization sanctions;

•	civil injunctions;

•	damage awards to private plaintiffs;

•	disgorgement of all profits;

•	civil fines for the violator of up to three times the amount of profit gained or loss avoided;

•

civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of US$1,000,000 or three times the amount of profit gained or loss avoided by the violator;

•	criminal fines for individual violators of up to US$5,000,000 (US$25,000,000 for an entity); and

•	jail sentences of up to 20 years.

In addition, insider trading could result in serious sanctions by the Company, including immediate dismissal. Insider trading violations are not limited to violations of the United States federal securities law: other federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the United States Racketeer Influenced and Corrupt Organizations Act (RICO), may also be violated upon the occurrence of insider trading.

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CERTIFICATION OF COMPLIANCE

TO:	Compliance Officer

FROM:

RE:	XPENG INC. STATEMENT OF POLICIES OF GOVERNING
MATERIAL, NON-PUBLIC INFORMATION AND THE
PREVENTION OF INSIDER
TRADING

I have received, reviewed, and understand the above-referenced Statement of Policies (the “Policy”) and hereby undertake, as a condition to my present and continued employment at or association with XPeng Inc., to comply fully with the Policy.

I hereby certify that I have adhered to the Policy during the time period that I have been employed by or associated with XPeng Inc.

I agree to adhere to the Policy in the future.

Name:
Title:

Date: